

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2008

Mr. Konstantin Tsirulnikov
President and Executive Officer
Sunrise Energy Resources, Inc.
950 Third Avenue, Suite 501
New York, NY 10022

> **Re:** **Sunrise Energy Resources, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 13, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 20, 2008**
> **File No. 001-11248**

Dear Mr. Tsirulnikov:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some comments, we may ask that you provide a written response. After reviewing your response, we may raise additional comments.

General

1.   We note your amended filing did not include a response letter containing certain representations we requested in our prior letter. In responding to this letter, please provide a statement from the company, in writing, acknowledging the following:

-    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Internal Control Over Financial Reporting

2. As requested in our prior comment number one, we note that your Form 10-KSB/A includes your assessment and conclusions of effectiveness of internal control over financial reporting. However, we note in your amended filing that you have removed both your assessment of effectiveness of disclosure controls and procedures and your disclosure of changes in internal control over financial reporting. Please amend your filing to include all of the following:

· disclosure of the effectiveness of internal controls over financial reporting (as included in your Form 10-KSB/A), pursuant to Item 308-T(a) of Regulation S-K;

· disclosure of changes in internal control over financial reporting as required by Item 308-T(b) of Regulation S-K; and

· conclusions of effectiveness of your disclosure controls and procedures, as required by Item 307 of Regulation S-K.

Disclosure Controls and Procedures

3. We note in your initial Form 10-KSB that you concluded your disclosure controls and procedures were effective. In responding to the third bullet point of the previous comment above, we ask that you consider whether your failure to provide management's report on internal control over financial reporting impacts your previous conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. The definition of disclosure controls and procedures provided in Rule 13a-15(e) includes controls and procedures which ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please consider

whether your initial assessment of effectiveness is still appropriate for your amended filing.

If you continue to believe that your disclosure controls and procedures at December 31, 2007 were effective, please explain to us how you are able to support that conclusion given the definition of disclosure controls and procedures discussed above. Alternatively, please ensure that your amended 10-KSB discloses management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

4.   In responding to the third bullet point of our above comment number two, please also ensure that your amended filing, as well as all future filings, include the appropriate definition of disclosure controls and procedures. We note that in your initial 10-KSB that management has concluded your disclosure controls and procedures "were effective to ensure that material information relating to the Company's and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms…" The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined, either by including the full definition in your disclosure or by reference to the definition in Rule 13a-15(e) of the Exchange Act. Please apply this comment to all future quarterly and annual filings in which you discuss disclosure controls and procedures.

Form 10-QSB for Fiscal Quarter Ended March 31, 2008

Form Type

5.   In relation to our prior comment number two, please ensure that your response letter includes a confirmation that you have reviewed your filing to evaluate whether your filing on Form 10-QSB contained all required material information that would have been otherwise required by Form 10-Q. Please tell us the results of your evaluation and whether all required material information had been included.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or me at (202) 551-3683 if you have questions regarding these comments.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief